American Mortgage Acceptance Company
625 Madison Avenue
New York, New York 10022

August 26, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Mortgage Acceptance Company Form 10-K for the Fiscal Year ended December 31, 2007 File No. 001-14583

Ladies and Gentlemen:
In connection with responding to the comment letter dated August 14, 2008 from the Staff of the Division of Corporation Finance regarding the above-referenced filing, American Mortgage Acceptance Company hereby acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Mark Schonberger of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6859.

Sincerely,

/s/ Robert L. Levy
Robert L. Levy
Chief Financial Officer

cc:  Mark Schonberger, Esq.